Exhibit 3.2

Company Articles

HOLD ME LTD.
Priv. Co. No. 513933218

Part A of the Company's Articles

1.           Name of the Company:

Company's Name:          Hold Me Ltd.

2.           Purposes of the Company:

Pursuant to Section 32(1) of the Law - to engage in any legal occupation.

3.           Registered Share Capital of the Company:

The Company's registered share capital is NIS 10,000,000, divided as follows:

A.           990,000,000 Ordinary Shares, par value NIS 0.01 each, as well as:

B.	10,000,000 Preferred Shares, par value NIS 0.01 each, convertible to Ordinary Shares at a ratio of 1:100.

Limited Liability

The liability of the shareholders is limited by payment of the amount of the unpaid-up share capital in their possession.

All the rights and obligations attached to the shares, the rights and obligations of the shareholders and the arrangements among the shareholders themselves and between them and the Company shall comply with the provisions of Part B of these Articles, which constitute an integral part hereof, and shall be viewed as provisions of the Articles in all respects.   Nothing in the aforesaid shall detract from the rights and obligations of the shareholders and the Company under any law or agreement.